Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Grayscale Investments GBTC approval event at NYSE

MICHAEL SONNENSHEIN Including the great folks at the New York stock exchange. Um, this is an unbelievable day for the Investment community. Um, it's it's really a historic milestone. You know, when I think about our journey and my personal journey with Grayscale now, it's been ten years, um, a lot of people thought we were crazy. Um, a lot of people believed that Bitcoin was going to be a fad, that it would flame out, that it would not become part of a bonafide asset class. And we definitely owe a great deal of gratitude to our founder, Barry Silbert, for having the forethought on, uh, to realize that investors would want exposure to Bitcoin in a highly regulated and transparent way. Um, like this investment vehicle that that we've been operating in the last ten years. Um, this is more than how I feel obviously

JENN Um, he's absolutely gone rogue.

MICHAEL SONNENSHEIN Um, and when I just think about the last ten years, we've encountered no shortage of setbacks within the crypto system, um, that we as an organization have successfully navigated and our industry has navigated. We've also had moments to celebrate along the way that have been tremendous advancements within the crypto ecosystem. New use cases, um, new names, new legacy players coming into the space, new, um, new ways to think about crypto creating new investment cases. And I think all along that there was never a shortage of naysayers. Uh, folks that believed that what we were seeking, we weren't actually intending to do. They doubted our intentions. And, um, to all of them I say: I'm sorry. Sorry you wasted your time, you wasted your breath. Um, we, you know, as an organization have been steadfast in our belief around this asset class and that we would deliver a spot bitcoin ETF. GBTC this morning became the first bitcoin ETF to trade in the United States. Um it is it was an out-of-body experience to to wake up and see that this morning. Um, when I think about all the things that we've done over these last ten years, and I think, you know, just reflecting the last 24 to 48 hours and even seeing the chairman of the SEC's commentary around bringing these products to market, to see so much of his commentary and the rationale associated with how it was that the Commission became comfortable with these products coming to market, was really rooted in Grayscale's court victory. Um, was really, really validating because it was a major decision for me as a CEO and for my team as as a firm as a whole, to make the decision to sue our regulator. Um, and with that and coming out of that and having that court victory, GBTC has now paved the way not just for itself to market as a spot bitcoin ETF, but really for all spot bitcoin ETFs to come to market. So, um, historic day historic building. Um, I've never been prouder.

JENN Well, um, it is 359 and it just turned 4:00.

MICHAEL SONNENSHEIN Cheers. we did it

JENN Okay, let's get into it. Um, give out your go to recap on the first day of trading.

MICHAEL SONNENSHEIN Okay. Um, I don't have the numbers closing just yet. Okay. Um, uh, the market is closed, but, uh, last that I checked, um, you know, GBTC eclipsed more than $2 billion in notional trading volume today. Uh, which is tremendous, tremendous volume. Um, I think yesterday, GBTC's last day on the OTC markets, it traded about $650 million notionally so four times that. I think the reception from the investment community has been overwhelmingly positive. We saw trading volumes robust throughout the day, really tight spreads. And I think that's also a testament to our ETF team and the service providers that they've built out to surround GBTC. Um, I think it's also been, you know, kind of more of a thoughts and feelings, kind of a common gem. But, um, you know, I've been on record, we've been on record so many times, um, really talking about this idea of a level playing field. Uh, that, that level playing field was a very important construct in our lawsuit against the SEC. And it's been a very important part of how we very publicly said that the SEC should act when it comes to bringing these products to market. And so today, to see all of these products debut alongside GBTC, uh, definitely, once again, makes us feel quite validated and quite proud to, you know, be making history together.

JENN So, um, we have some breaking news not to shift off of GBTC but to shift off of GBTC for a little bit. Um, today we actually filed a for Grayscale Bitcoin Trust cover call ETF. Um, can you explain to us what a cover call is and why we chose today to file that.

MICHAEL SONNENSHEIN Sure. Um, so for for those of you who are a little bit less familiar with this covered call strategy is an investment strategy where an investor may be long a security, um, and they sell a call, an option, they sell a call option against it. Um, and oftentimes that's really done as a conservative trait to generate some income against the position that you have. And so for a lot of investors who are going to be long a security for a substantial period of time, they may think about selling a call option, for example, to generate some additional yield in addition to being long that security. One of the things that we had long believed that would be very important about GBTC, when it uplisted to NYSE, but is that it would be the beginning of a listed options market for GBTC, because GBTC has been trading on the OTC market since 2015. Unfortunately, there aren't listed options on the OTC market, and so it hasn't been until GBTC came to NYSE. And we could even, you know, have the regulatory and and actually operational wherewithal to even think about being able to launch, um a covered call strategy around GBTC. So I think from us, um, you know, this is, you know, certainly this the room, this audience knows we're very, very, very committed to GBTC, but, um, it should be viewed, I think, in, in my mind, really as a continuation of our commitment to GBTC and wanting to build the ecosystem around the product as it continues to grow. Now, as an ETF traded on NYSE.

JENN Um, what's next for GBTC? What's next for Grayscale?

MICHAEL SONNENSHEIN So um, next for GBTC. Um, and for GBTC. Well, we're excited to see the options market around GBTC developed. Um we're excited to see the opportunity for GBTC, um, to, you know, be interacted with with a larger group of investors. You've started to see some investors who have been using GBTC, um, in order to facilitate Bitcoin exposure within other financial products, begin to make filings with the SEC to increase their allocations to GBTC. So for for example, there are mutual funds or other ETFs who have historically been restricted around holding about 15% of their funds, uh, in GBTC. And now that it's listed as an ETF, uh, they're able to expand that. So you're seeing some funds start to file to increase that. I think for Grayscale. Um, you know, this to us feels like, um, very much the, the thesis, the seeds that we have been planting over the last ten years are really coming to fruition. I don't think it's any secret that we haven't very prescribed four phase lifecycle to the Grayscale crypto products and phase four is uplisting into an ETF. And so GBTC is the first of those products obviously to achieve that, to get to the piece of of that product lifecycle. And not only has it helped pave the way for others for ETFs to come to market. It actually gives us a really, really strong roadmap for how we can continue to advance other Grayscale products along that sort of lifecycle. So many of you know that we've already publicly filed to uplist, the Grayscale Etherium Trust Ticker ETHE to a spot Ethereum ETF. Um, and again, it is our intention to continue to not only develop new products, bring new products to the OTC market, work proactively with our regulators to make them SEC-reporting. But ultimately, if we fast forward, we really do believe this is just the earliest of these and we will ultimately offer the marketplace, a whole family of crypto based ETFs.

JENN So, um, when we do media interviews, as a nod to all of you, is there anything I didn't ask and I should have asked, but I'm going to ask this question a little bit of a different way. Is there anything that you would like to say to our investors, to our partners, to Grayscale employees, to the lovely members of the media, um, that you haven't had a chance to express in the 15 plus interviews that you've done in the last 12 hours.

MICHAEL SONNENSHEIN Um, I said it. Um, but I have to say it again, I'm just going to say, Thank you, thank you, thank you, thank you. Um, there have been, um, so many people, um, and we've been able to develop really deep and really meaningful relationship relationships with over these last ten years. Um, whether you're a smaller investor, a larger investor, whether it took as one phone call to have you get invested in GBTC or five in-person visits before you ultimately invested. Um, whether you have been into our offices, whether we've met you for coffee, whether we met over zooms, um, whether you interviewed us, um, in the middle of the pandemic, and I was doing TV interviews from my living room. Um, you know, there have just been so many people that had just been such a polite and collaborative nature, um, that have all resulted in us getting here today. We could not have done it without any one of you. Um, we really needed everybody's support. I look back on our SEC comment letter campaign a few years ago. We broke records there getting support from investors across all 50 states. Um, we surrounded GBTC, the company as a whole, with, I believe, the best service providers, um, as you possibly can. Um, and those of you in the media, I think you've been on this journey with us, um, you've learned about crypto, you've gone down the rabbit hole. We've hopefully made you all Bitcoin believers and.

JENN Securities lawyers

MICHAEL SONNENSHEIN And securities lawyers along the way. I didn't know that any one of you would have, you know, with Reg M or in 19b-4's or S3's were, but you all do and be able to now as well. Um, so genuinely, genuinely. Thank you. Um, it has been an amazing, amazing, amazing journey. And, um, I really think this is just the beginning.

JENN Is crypto here to stay?

MICHAEL SONNENSHEIN Crypto is here to stay.

JENN Okay, um, questions from the audience and if anyone is watching live, feel free to drop me a question.

Marketwatch Yeah, <Inaudible>, Marketwatch, um, just on that covered call strategy um, do you have a sense for a timeline for when that could launch? Like what's the soonest, I guess, I know this is a process but I don't really know where you are for GBTC.

JENN So so just for the people watching live: what's the timeline for the covered call?

MICHAEL SONNENSHEIN Um, well, today was just merely a filing, right? It's not an approval. Um, we also need to, first of all see the options market, uh, for GBTC develop. Um, and so our plan is to work, you know, constructively with the SEC and those that will be making options markets in GBTC, um, as constructively and quickly as possible. Um, but this is certainly something that we're very excited about, very committed to.

JENN Other questions. I love how polite Michael is even when he's being spicy. Here's a message I just got: I just realized that the buttons behind you say "gotcha." Where? I missed it.

Viewer 2 Okay. There's a typo I said GBTC. And autocorrect said Gotcha.

JENN Oh. okay.

Viewer 2 I didn't know you're gonna read that out.

JENN Um, okay. So, um, I don't see any other questions, but if you have any other questions, we don't hide well. Um, so you know where to find me. Emily. Um, and we're one degree from every- oh. Go ahead.

Doug Yonas Um, can I ask a question,.

JENN Please? Um, this is Doug Yonas, New York Stock Exchange.

Doug Yonas Um. Oh, I know, I know. Thank you. Um, so. So. Actually, before I ask a question, I want to just point something out. I think it's really unique you chose to use this room at the New York Stock Exchange. You may not have thought about it. This room. Uh, is named Siebert Hall and for Muriel Siebert, who, if you don't know the history of Muriel Siebert, first female member of the New York Stock Exchange. You can follow her career here. And how she became a member when she cornered the market on innovative ideas. And the two innovative ideas were movies, because people didn't realize that movies would become their own industry, so she became, knew a novel about covering, uh, movies and second, uh, air airlines and the idea that people would become an industry traveling via airplane. She was the first there. So apropos to be here with you and novel ideas with with the team that you didn't pick this room on purpose.

MICHAEL SONNENSHEIN But of course we didn't.

Doug Yonas Uh, my question for you, uh, having being on this side as a liquidity partner. Um, how did you enable, when I looked at all the different spot Bitcoin ETFs that launched today, your spreads were the tightest right out of the gate. They were probably the tightest all day long if we pull the stats. How uh how did you do it. What was the work behind the scenes to make that happen for your investors?

MICHAEL SONNENSHEIN So, uh, I will give probably a junior varsity answer to that. Um, and our global head of ETFs who will be on in a little bit can probably answer better than I can, but it really comes back to, um.our market makers. Um, when I last looked, um, uh, yesterday, um, when GBTC ceased trading on OTC markets, there were over two dozen market makers in GBTC, um, moving into today. Um, I haven't had a chance to look at the exact numbers, but between two, our lead market maker, um, as well as all of the other folks that were eager to step into the product and provide liquidity. Um, think that is certainly how it was that we were able to have spreads as tight as we did throughout the day.

JENN And thank you to NYSE the, uh, the team here. Guys, been so wonderful and welcoming. I appreciate the space.

MICHAEL SONNENSHEIN Cool. Thank you.

JENN I see a hand. An almost hand? There we go.

Telis Demos Oh sure. Tellis from the Wall Street Journal.

JENN Tellis! It's so nice to meet you in person

Telis Demos Um, maybe you answered this onTV earlier today, but, um, was there anything, um, in the, um, in the SEC, in the, you mentioned, like, some of the language they used about the decision they made, reflecting what happened in the court and stuff. Was there anything else. You know, that you saw in any of the commissioners' commentary or in the filing approvals, you know, that, that that ultimately kind of surprised you or you think to like people aren't noticing? Anything in the weeds that, like you think is, is sort of going to be, you know, important in the future. Um, you know, and just just. Anything technical that we might have missed. Um, you know, just in the, in the rush sort of the, the big event today or anything else in other people's filings that, that, that jumped out at you just-.

MICHAEL SONNENSHEIN You know, uh, you know, I don't think that there's anything that was necessarily amiss, per se. Um, I would applaud Commissioner Peirce. Um, she was ahead of her time and I think, like us, has been steadfast in her belief on investor protection, embracing innovation, getting these products into market. And she has been nothing but consistent. Um, from the earliest comments I've seen from her on this very topic. Um, and I don't think, uh, enough folks are talking about it.

JENN Okay. Um, just to keep this moving and grooving. Um, I'm going to thank you very much for joining me. Um, and I'm going to invite up Zach. Hello!

Zach Thank you. Following Michael is a tough show but I will do my best

JENN My best. Okay, so, um, newer to the Grayscale team. So maybe you want to start with, like, an introduction and how you got to Grayscale?

Zach Absolutely. Um, uh, awesome to be here on this day. Um, I joined basically last year. Uh, prior to that, I did 18 years on Wall Street, uh, as a macro, uh, analyst, most recently at Goldman. I know some of you, uh, from that time of my life, um, in a bunch of different roles, an economist at banks and rate strategy at Goldman. I ran a derivatives, uh, structuring team. Um, got very interested in crypto, uh, over time. And I joined Grayscale basically for two reasons. Um, first, I'm incredibly enthusiastic about the asset class. I think that crypto will produce superior investment returns to any asset class available over the next several years. I am here because I'm optimistic about the asset class, and I'm at Grayscale, uh, specifically because it's an awesome team. It's also an awesome, uh, business that Michael has built up over the years. So it's a no brainer. Uh, for me, when the opportunity came up.

JENN We should give your full name and title, I should also note that, um, I'm personally very excited about Zach joining the team because it gives Grayscale the ability to actually comment on, um, macro trends and how those are connected to crypto and vice versa. And so if something's happening with the Fed, what's the correlation to Bitcoin? We can now give you comments in real time. So um, when you ask me for them, I'm getting them most likely from Zach.

Zach Happy to be there. So uh, yeah. Zach Pandl, Managing Director of Research at Grayscale.

JENN Okay, let's get into it. We're gonna talk macro before we get into the the guts of today with, um, Dave, um, Bitcoin one of the best performing assets of 2023. I think we were at about, what, 15K when you were interviewing?

Zach Yup.

JENN Okay. Um, okay. Um, and today we were around, what, 46k?

Zach I think we're at 47 as of right now, but who is watching that closely?

JENN Okay. So what is impacting price movements? Um, I suspect it's not all ETF. So can you break that down for us?

Zach Yeah the ETF is a huge deal. And so these are two elements to that. One is just the inflows that are going to come into Bitcoin from from new investors. Um and I just emphasized that that's sort of obvious to say. But you know it's Bitcoin is a scarce asset but is especially scarce, uh, today. You know, there's not a lot of Bitcoin in the hands of short term holders. There's a lot of it locked up in places that are going to be relatively, uh, sticky. So those new inflows are going to hit what I would consider a relatively tight, uh, market and will likely have an effect on, on price. You know, the ETF is also a sort of symbol of something. There were 11 issuers today. I think that is a sort of a not remarkable. It speaks to the breadth of, uh, acceptance of this asset class. Yeah. Despite a very large drawdown, uh, in 2022. And frankly, a lot of bad headlines. You know, the number of issuers today tells me that a lot of people have looked at this asset class and decided that has long run merits and decided to support it with their business. So the ETF is a is a huge deal for both reasons. The second piece, though, I think it's just as important, is the Fed's monetary policy, uh cycle. Bitcoin like gold, is an alternative money system that competes with the Dollar. When the fed is raising real interest rates, it is strengthening the Dollar. And those are negative things for other currencies for gold and for Bitcoin. That process started around two years ago and ended sometime around the fourth quarter of last year. The fed is now looking at rate cuts. Real interest rates have come down and Bitcoin is is moving up as a result. So it's really those two things: both the ETF in the market coming back as a result of those expected inflows, but also a change in the Fed's policy cycle. And I think it's really those two things that are most important. And that's what I'm doing a lot of the time at Grayscale is thinking about the health of the U.S. economy, the outlook for the fed and the outlook for real interest rates. And then how does that feed through into Bitcoin?

JENN So today, um, in the midst of all this, we have the CPI report. Um, can you talk to us about um your takeaways from that?

Zach Yes. Very good example. So today's CPI report was a little on the warm side. It was a 3.8% annualized uh, inflation rate in the core. And generally the numbers on a sequential monthly basis have actually been getting a little bit higher, uh, since July or so of last year, Fed communication has also been a smidge hawkish, I would argue, in the last week or so. President Williams, President Logan, President Master. I think all a little inconsistent with the idea that rate cuts are coming very soon. Um, markets are pricing in a two thirds chance that the fed is going to cut as soon as its March meeting. Look, if the Fed cuts at the March meeting, given how the economy looks today, that would be terrific for Bitcoin. That would be a very doveish, uh, rate cut. I think it would lower interest rates and boost the value of Bitcoin. On the other hand, if they decide that that's a little bit premature and you priced out that rate cut, it would be a near-term negative for for Bitcoin. So I do think that we should evaluate this asset largely in the same way that we would currency markets or gold. It's about supply and demand inflows to the asset, but also about the policy cycle and really interest rates. Today was a really good example of that.

JENN Can we dig into that a little bit? I mean, um, Michael, uh, in a couple of interviews today, continued to talk to people who question Bitcoin's utility. Um, is this thing even real? What would you say around those things in terms of its fundamentals? If you're an investor and you're coming into this, if you're a financial advisor and you're coming into this asset for the first time through the spot Bitcoin ETF, what should you be looking at or thinking about in how you, um, kind of evaluate Bitcoin as an asset?

Zach Yeah, at some level it's not surprising that it's confusing. Currencies are confusing. Gold is confusing. But I do think you can think about it in the exactly the same way that we would do fundamental analysis for other assets. Equity markets: you have dividends and expected earnings growth. The bond market: we look at yield-to-maturity and default risk, commodities supply and demand, currencies, real interest rates. And gold is a commodity based currency commodity based money system. And so we use the tools of commodity and currency analysis to understand gold. I use exactly those same tools to think about Bitcoin. And you, look, not every investor is comfortable with commodities, uh, with comfortable with currency investing. So it can be a bit confusing. But we do have those tools. We do have the tools of fundamental analysis that can be applied to Bitcoin. And I hope to convince more and more investors that that is the case, uh, over time.

JENN Um, when we think about kind of crypto broadly, we think about volatility, we think about headlines. Right? I mean, it the last I don't I don't want to speak for the last 48 hours have been a wild journey. Um, with um, Bitcoin moving further into the financial system. Um, how do you see that impacting Bitcoin's volatility? Do you see that impacting you know Bitcoin's volatility at all?

Zach Yeah. So Bitcoin's volatility has been declining over time. It was maybe 200% ten years ago. And when Michael was standing up this business and then you know declining gradually over time. Uh, incidentally uh, I looked at this number yesterday, there are 201 U.S listed ETFs with a higher price volatility than Bitcoin and one that has eight times, uh, the price volatility. So I won't call it out by by name. But uh, um, you know, Bitcoin's price volatility has been declining over time as the asset class has has matured. I think that we can expect that to continue. Uh, a broader and deeper investor base brought on by the ETF is likely something that will help lower volatility over time. It probably will also cause the correlation between Bitcoin and other asset classes to go up. Um, asset classes are correlated partly because of fundamental reasons, uh, but also because of uh, technicals or market uh related reasons. If a fund holds stocks, bonds and bitcoin, uh, in the same fund as they receive inflows and outflows, that'll cause those assets that they're holding to have a correlation. So look for correlations between Bitcoin and other things to rise incrementally over time. And the last thing I'd say about volatility though is Bitcoin has a relatively high volatility for fundamental reasons, and so -at least for now- so it's not going to get extremely low uh, very soon. Um, if Bitcoin's ultimate price in my view, is likely very high compared to its current, uh, price. And so an asset like that, which could be worth a lot more, uh, in the future, you know, small changes in the probability of getting to that, uh, high price in the future could mean higher price volatility today. So some of it just reflects the nature of that asset and how valuable it might be in the future. Uncertainty around those numbers. Uh, so volatility should decline. But it's not going to be, you know, 10% very soon.

JENN But we're a business that doesn't usually comment on price. But since you brought it up, um, reports this week of the, you know, Bitcoin being at like a $200,000 number. Um, what are your thoughts on that?

Zach Yeah. It's, uh, I'm not going to give a price target, uh, for this group today. Um, and when I see these numbers in the market, I do wonder how did they come up with these estimates without making a judgment about the fed or the health of the economy? You know, it is going to be influenced by all of those things. Um, that being said, um, those sort of high numbers, you know, in that ballpark do not seem totally outlandish. Uh, to me, there aren't scenarios that could get us there. You know, what is it going to take to get to a number like that? Um, you know, probably more aggressive Fed rate cuts than are currently priced in. And I would think probably a scenario for the US election that raises questions about the role of the dollar in the future, that potentially raised questions about the independence of the Federal Reserve. Uh, the next U.S. president, you know, it looks like it would be Biden or Trump, uh, will be able to nominate Jay Powell's, uh, successor. If there's debate about that, about the independence of the Fed and their commitment to low inflation over time, that would be, uh, good for assets that compete with the US dollar like Bitcoin.

JENN So, um, beyond Bitcoin. Um, Michael mentioned our, um, Ethereum fund, um, second largest asset. Just broadly, what are your thoughts on it? It underperformed last year. What do you make of that?

Zach Yeah. Ethereum underperformed. Bitcoin had a lot of things going right for it over the last year. It was an amazing trade as we've discussed the ETF. Um, it's a little bit more closely associated with the Fed's policy cycle. Those are reasons for Ethereum underperformance. I am pretty optimistic about the outlook for Etherium. What I would say for this, you know, more sophisticated group really, is that there's a really interesting debate within crypto about, uh, Ethereum and its competitors and how that will play out. Um, you know, Bitcoin is sort of peerless. There aren't, you know, there aren't natural competitors, nor do I think there will be natural competitors or, uh, a digital alternative for gold and digital store-of-value asset. Ethereum has a different purpose. It's a smart contract platform. It's meant to run software essentially on top of it. And it does have competitors. And there's a lot of debate around the right way to structure a blockchain, uh, in that space. Ethereum does it one way. Things like Solana do it another way. That sort of debate is sort of a fascinating thing happening in crypto at the moment, I think one of the- will be one of the dominant stories for this year.

JENN Um, is there anything I didn't ask you that you think is important to come back? Look at me.

Zach I, I think, you asked a lot of great questions. I would just say, um, uh, you know, we're we're here uh, the research team at Grayscale, uh, to provide credible analysis and to help, uh, in, you know, we want anyone to confidently invest in crypto. So I'm not here to, uh, hype the price of Bitcoin. I'm just trying to convey what we think is driving those values. Um, things like real interest rates. And sometimes those will be cooperative, uh, for the price of Bitcoin, as they have been in the last 3 to 6 months. Some of them won't be, cooperative. Hopefully, uh, you know, our partners in the media will find that credible over time.

JENN Excellent. Questions for Zach before we, um, I don't know if we have Dave ready to go, uh, questions for Zach? Tellis.

Telis Demos Uh I know we we're still in flux here a little bit. But if we see, you know, the price of Bitcoin sort of, you know, down a little bit today. It goes down after a few days. But you know obviously a lot of new money came into the sector. I guess we don't know the net sort of flow. But I just, you know, what- do you think we can interpret anything from, from, from that pattern? Right? Like should we expect, you know, a sort of a price impact on Bitcoin from the launch of ETFs? Would it be, yeah, um, sort of, should you not be expecting that? And maybe if you can just explain any more of your-

Zach Yeah I, I would as I would stress of course, yu know, maybe just some obvious points about markets which I think we should be applying to crypto. It Is just a large financial asset like anything else and we can apply the same lessons. Investors are forward looking. Um the spot Bitcoin ETF has been, um, on the way since Grayscale won its lawsuit versus the SEC. And so, um, you know, to some degree markets will anticipate, uh, these, these inflows. And we're going to just find out over the coming weeks and months whether that demand is higher or lower than anticipated and whether price, you know, should be a little higher than what we discounted before today or lower for discounted for today. Um, so that's how I'll be thinking about it. Markets are definitely forward looking and we should think about it in that way. Uh of this ETF is a huge victory for the asset class. Um you know of course we feel strongly about that at Grayscale. Um, but just like any other asset, the fundamentals are going to be a more important driver in the long run than the flows. If the Federal Reserve decides it hasn't won the inflation now and it's a hike rates this year rather than cut rates. Um, you know, we can't anticipate the price of bitcoin to continue to go up in the way that it has, uh, over the last year. And the opposite is also true. So I would just and try to, uh, steer focus, uh, to those, uh, underlying fundamental drivers. The fund flows matter. And of course, there are those that closely. And we're going to watch in the coming days whether they're a little higher than the one. But they were discounted to some degree before today. Uh, and the market did a lot of that work since, uh, since our, uh, lawsuit victory was announced at the summer.

JENN Other question, Steve.

Steve Bitcoin tends to struggle a little bit before halving. How does that impact your approach right now?

Zach Yeah great question. It's good to see you again. I think we haven't spoke since I was at Goldman. Uh, and we met briefly, but, um. Uh, the halving is a great example of something that is, uh, at the known event is literally written into the software. And so, um, it's something that markets are going to try to price, uh, in, in advance. Um, we're going to find out whether the markets have correctly discounted, uh, that, you know, cut in the growth of new supply or not for price. Um, I think that the halving is a positive, it means less and less Bitcoin available in the marketplace. It contributes to this picture of tight supply, but it is also something that is known to the market. Uh, and we have done some work on the research team, not written by me but written by some of my colleagues, uh, on the having cycles of other assets, like Litecoin, and there's some, um, inconsistent patterns on, you know, what you what you find. So I think it's hard to say I would have put it in the category of- it's another reason why supply is relatively tight and inflows into the asset class are likely to move, uh, price. I don't think that having in and of itself means price is going to go up. Um, but, you know, it is a fundamental positive in and of itself. I think it's going to drive, you know, one thing or another.

JENN Okay. Other questions. Please.

Andre Hey, thank you for taking my question. It was interesting to see that the NAV, uh, or the discount on GBTC remained at like 1.3% at the end of the trading day. Can you expand a little bit on that and what you're going to look for over the coming week?

Zach Well, that's actually a great segue way to our next speaker, who runs the ETF business at Grayscale and will be able to answer that question and all the other technical questions around, uh, the trading day. So thanks for hearing me out. And and we'll turn it over to you.

JENN Thank you very much. Um, hello. I think we're ready for Dave. And I think I should probably stand up, right? Oh, my God, you are Large Dave.

Dave Too big? Should I back up?

JENN No, it's me, it's me, it's me. I'm backing up. Um. Hi! What's going on?

Dave Um. Thank you. We had, uh, we had a great day. Uh, I mean, the industry had a great day. Uh, so we're really super excited about that. And I'm glad to join. I'm sorry I can't join in person. I started my day, uh, in person on the floor of the New York Stock Exchange. Uh, and I'm ending my day virtually, uh, in a really cool room in the New York Stock Exchange that, uh, I'm very fond of, uh, of the various secret rooms. So thank you so much for having me. Uh, I appreciate everyone's attention, and I'm, uh, looking forward to give you guys a recap. So go for it, Jenn. You're gonna ask me some questions then we can, uh, we can, uh, you know, take some questions from the crowd as well. Yeah.

JENN Okay. So for the last few years that I've known you, Dave, you introduced yourself as the only head of ETFs without an ETF. And I feel like that joke has officially expired today.

Dave Yes.

JENN So let's start with a personal. How are you feeling?

Dave Great. Uh, I'm doing great. Maybe we take like two seconds and just, uh, maybe share a little bit of my background of where I'm coming from. Uh, look, I have been a long time ETF guy and then markets guy, and then exchange guy. Actually started my career on the floor of the New York Stock Exchange, uh, and the American Stock Exchange trading a broad range of products. Uh, closed-end funds, listed derivatives, uh, ETFs. Um, I ultimately went to Nasdaq. Um, I know those are, uh, you know, words I shouldn't speak, uh, at the NYSE, but went to Nasdaq and ran Nasdaq exchange traded fund business, um, for a number of years built the liquidity programing uh, and bringing new products to market, innovating regulatory engagement before going to State Street and running a segment of their uh, US ETF business with the focus on capital markets. Um, prior to, uh, coming to Grayscale, uh, I was the CEO of an indexing firm, uh, named Alerian. Uh, so I essentially sat on the kind of every leg of the ETF stool, so to speak. Um, and, uh, this has been, uh, a really momentous occasion. Um, an incredible opportunity for me to join the Grayscale team, um, and get this product over the finish line. Uh, I've been innovating in ETFs for a very long time in a number of different seats. Um, and this is just another great example of a new asset class coming online and inside the ETF wrapper, uh, which is going to be incredibly beneficial to investors of all shapes and sizes. So, um, in short, uh, today was an incredible day. Uh, I'll say it again, an incredible day for Grayscale, but an incredible day for the market.

JENN Um, so let's get into it. So what's your take on today's trading activity? Did anything notable stand out to you?

Dave Um, it was a remarkable trading day. Um, I would say remarkable. Just in the sheer volume that was traded. This is, uh, both unprecedented. And also, you know, something that we've seen a number of times before, but it's unprecedented in the sense that 11 products came to market, uh, on the same day, trading the same asset. Um, and really the same exposure. Um, the numbers were pretty staggering. Uh, nearly 5 billion, uh, in notional trading volume across the entirety of the category. Uh, we traded 2.3, just over $2.3 billion of notional trading volume, uh, on exchange, which is an incredible number for a first day of trading for an ETF. Um, to put it in context, it was, a top ten most actively traded ETF across the entirety of the landscape. Um, it was the number one most actively traded commodity based exchange traded product. Uh, these are staggering, staggering numbers. And furthermore, when talking about some other liquidity characteristics, the product traded at roughly a two cent spread for the entirety of the day. It measured in basis points is, you know, 5 to 6 basis points. This is really incredible liquidity profile, which is something that we anticipated. And we are really, really pleased to see. Uh, we're pleased to see it because, uh, it's wonderful to have an incredibly liquid product delivering Bitcoin exposure to investors. Uh, but it is, um, it's, um, you know, something that is incredibly beneficial to investors because their ability to buy and sell the product, uh, with ease, um, and with, with high quality liquidity, um, and with, uh, with a really impressive cost.

JENN And so, um, how does GBTC's secondary market activity compare to the other 11 spot Bitcoin ETFs that you mentioned came to market today as well?

Dave Sure. So there's a pretty steep drop off. Um, I said we mentioned I mentioned it's 2.3 billion for, for our product. Uh, the next most active product, um, was just about 1 billion in assets, uh, and uh, average, excuse me, 1 billion in notional trading volume today. Um, I would also say that, um, it was, you know, more actively traded than the derivatives based products in market currently. Um, we kind of, you know, it was a precipitous drop off after that, uh, product traded about 700 billion in assets. Um, sorry, I'm looking at a spreadsheet right now. Forget my eye contact. Um, and then, uh, about 300 million in assets, and then after that, it was under a hundred, uh, million in, uh, in daily trading volume today. So, I think, you know, not dissimilar to our expectations were, uh, we thought that there was going to be 2 or 3 or 4 products that were really going to kind of rise to the top or to garner the attention of, um, you know, investors. And we're going to drive some, you know, trading volume. Um, and the rest were going to be, uh, less active.

JENN Um, Dave, how does this compare to GBTC's trading history before today?

Dave Sure. So look, we saw, uh, you know, hundreds of millions of dollars of trading volume on a daily basis for GBTC. See, as it became a bit more apparent that, um, you know, the the uplisting of GBTC to New York Stock Exchange to commence trading as an exchange traded product was more imminent. Uh, we saw some of those trading volumes expand into the 500 and 600 million. Uh, but this is by far the most active, uh, trading day that GBTC has ever seen in its, uh, you know, publicly quoted, um, you know, history, uh, or life.

JENN Um, Andre in the room asked a question about the nav. Um, do you mind repeating the question raised?

Andre Yeah, sure. It was interesting to see the discount persist throughout the trading day and sort of ended at 1.3%. Um, you know, can you explain how that happened and what you'll be looking at over the next couple of weeks or something like that?

Dave Sure. So I think, um, when talking about GBTC, uh, you know, a constant theme has been where the discount has been trading. Um, and, you know, we saw GBTC's discount be as steep, as you know, 50%. And as time went on and we had more and more certainty, uh, around the ability for GBTC to uplist to the ETF, we saw that discount collapse. Um, over the past week or so, we saw the discount kind of hanging in and around kind of 5, 6% discount. Uh, and we have long been saying once the product uplisted and the ability to have persistent creation and redemption, uh, will allow that, um, you know, the secondary market trading price, so the price is traded throughout the day, uh, to really track the underlying, uh, price of Bitcoin or the intrinsic value of the Bitcoin in the trust much more closely. And so what I think we're going to see on a go forward basis is as more efficiency is brought into the market. Um, as it becomes more clear to market participants, uh, how that is going to work. Um, we can talk about that a little bit more. Um, but I think we're going to pay close attention to, um, you know, the discount even getting tighter to the net asset value of the product. Um, also, not surprisingly, I think some of the other products traded at a slight premium to their nav. Uh, and I don't think that that's something that, uh, was very surprising to me, either. There is no inventory in those products. There is no, um, asset base in those products aside from their seed. Uh, and, you know, the reality that all of the, the volume that was coming into those products was, you know, generating by interest, um, without any sort of inventory would push the product to a slight, slight premium. Uh, so I think what we saw in market, uh, was what was to be expected. I think the, uh, GBTC was trading, um, in at around 1 to 2%, uh, discount throughout the trading day. So kind of leveling off the 1.3 to 1.5% discount is something that we thought was, uh, was in line.

JENN Um, Dave, uh, well, before I go to, you wanna, Tellis?

Telis Demos What's the end of the day, um, AUM?

Dave Uh, yeah. So the the end of the day AUM, so any sort of primary market activity has not been publicly disclosed. So that would be something that will happen on a T+1 basis as the creations are redemptions, uh, for the product are settled, uh, they're typically settled on T+1 or T+2 basis. So that will come out, uh, in the coming days.

JENN Dave, um, one of the things that you've helped me understand and I've been really grateful for is the, like, nuance between the primary and the secondary market. Um, you just give a little explainer for those who, um, like me may be coming into this, um, you know, fresh, fresh and looking to learn.

Dave Sure. So I think it's, um, it's something that in the 15 years that I've been in ETFs, I spent a lot of time, um, you know, educating, educating investors, educating regulators. Um, you know, uh, the regulators that I've sat with. Um, you know, the SEC, the Fed, Treasury, uh, regional branches of the Fed, regional branches of the Treasury. Um, and it really all comes down to understanding the difference between the secondary market trading and primary market trading. of an ETF. Uh, basically put, secondary market trading is, are the shares that are trading, uh, you know, during the trading day, buyers and sellers, uh, exchanging, uh, you know, shares for cash. Um, and just, you know, trading like you would trade any other, um, equity security um, you know, on the New York Stock Exchange. And you know that second, all investors are buying and selling, uh, in the secondary market, the largest institution in the world, uh, the smallest self-directed retail investor, um, you know, like their Fidelity or Schwab or TD Ameritrade account. Everybody kind of meets in the secondary market to trade. Now there are also professional traders that are in the secondary market that are just supplementing liquidity. So you know a buyer needs a seller. Seller needs a buyer. Big institution needs you know, another institution. These are all trading in the secondary market. And risk is being transferred in the shares of the ETF. And that's what really makes that ETF really magical is that I can you know by S&P 500 exposure or gold exposure or after today Bitcoin exposure without having to actually transact in any of the underlying securities that, you know or any of the underlying kind of exposures that make up that ETF, it's really magical. Um, so I can kind of, you know, sell my S&P 500 exposure and buy some Bitcoin today. And then maybe later in the week I would, you know, uh, you know, sell might be uh, Bitcoin exposure by uh S&P 500 exposure and never have to really transact in the underlying securities. It's really really impressive to all that is happening uh, in shares that are trading on the exchange. Now, it is a very, very large kind of outsized, uh, call for liquidity. Big buyer comes in to the market. Um, and there really isn't kind of, uh, a natural other side to that trade on the secondary markets. Other just, you know, isn't something institutional that happens to be willing to sell. Um, a market maker will step in and will fill the void of liquidity. So in this case, you know, provide that supply. And the market maker may have inventory that they're willing to sell to them, or they may not have that inventory. And, you know, market makers have the opportunity to, you know, create or redeem shares, um, every day. And that simultaneous ability to create and redeem shares gives them a tremendous amount of confidence, um, to be able to provide liquidity, uh, in the secondary market. And so, you know, in that case where a big institution shows up and a market maker sells those shares, uh, the market maker can turn around to the fund and, you know, say, hey, I would like to create some more shares. Uh, they send the fund, um, you know, the underlying exposure, so in the case of Bitcoin essentially gets the Bitcoin into the fund, uh, in exchange for some shares. Uh, and the fund has bought shares outstanding. The fund has grown, uh, the AUM has grown. So, very simply, I think oftentimes, uh, you know, people talk about, you know, the AP making sure that, you know, the fund stays alive at its net asset value. Um, I think it's shorthand, the kind of magic that market makers continually provide liquidity, on-exchange to the secondary markets, is really kind of where the magic happens. Um, the process of creating and redeeming shares is, uh, I always like to say more of, uh, uh, you know, just a process, uh, that that would be magic. APs engage with the fund in the private market in the same exact way as all the APs are, on paper, the same way, the same transaction fees, uh, the interact with the fund in the same way. Market makers are, you know, engaging the secondary market, providing liquidity very dynamically, um, which essentially allows for an ETF to be really liquid. In our case, uh, $2 billion plus of GBTC trading today is certainly in part of a lot of, uh, you know, demand coming from, you know, investors of all shapes and sizes. But it's also because the market-making community is, uh, you know, transacting with fluid in a very fluid manner. Um, it's allowing for shares to trade efficiently.

JENN Um, as you look ahead, we've talked in this room today about options, covered calls. What are you looking ahead towards as the Bitcoin market, um, gets built out? What are some signs and signals that you think, um, are worth paying attention to?

Dave Uh, it's an incredibly- the ETF market is an incredibly competitive market. Um, we are coming to market in an unprecedented way. There has never been a listing from the OTC markets to trade as an ETF. Uh, there's never been a 20. I don't know where we landed on AUM, like, uh, you know, 28, uh, $30 billion product, uh, coming to market that is trading, you know, $2 billion of notional volume with a 2% spread or 6 basis point spread with millions of investors, uh, with a ten year track record. I mean, this is really kind of an unprecedented, um, you know, day that we've had today with GBTC up listing. But this is going to be about, you know, defining a new asset class is going to offer exposure to the broad stranger investors in a wrapper, the ETF that has proven to be, uh, very strong building block for client portfolios. And this is an opportunity, uh, for the ETF to do what it has always done. And we you know, I said it this morning 30 years ago, we innovated with SPY coming to market with S&P 500 exposure. Uh, later after 20 years ago, we innovated with gold, uh, coming to market in an ETF wrapper in the form of GLD. And today we innovated with GBTC coming to market, uh, in an ETF wrapper to, to provide Bitcoin exposure. And it's um, you know, again, 30 years ago, S&P 500 market cap weighted exposure in the form of SPY shares. Uh, sounds pretty you know, plain vanilla today. It was incredibly innovative back then. It was an institutional cult classic strategy. And the ETF market has continued to evolve, bringing exposures that have been available to a subset of the market and then making them available a very transparent in a very equitable manner in the form of, uh, of an ETF wrapper. So, you know, this is, you know, more of the same story, but it's, uh, the most hotly, you know, kind of anticipated ETF launch, uh, certainly in my career and definitely for the last decade for the market.

JENN Okay. Before I take it to the audience one more time, one personal question that I'm personally curious about. What was the vibe in Grayscale's office today?

Dave Uh. Incredibly positive. Uh, this team has, uh, if I may, boast for them, has worked, um, incredibly, incredibly hard over the past couple of years. And I'm not saying the ETF team, the entirety of the Grayscale team, when I got here, um, I said to everybody, um, you know, I'm going to believe in the ETF business, but, uh, as of today, in this day going forward, everybody in this office is part of the ETF team because it's going to take a village to, you know, innovate the way that we want to innovate. And I think there was a sense of pride. I think there was um, a sense of pride for the business. I think there was a sense of pride for the market. Um, and I think, uh, you know, those of you who weren't able to participate and the, the positive vibe in the office, uh, you know, you really missed out. Um, you know, we were really happy to be working together and really working hard. Uh, I think to this day, it's been, uh, it's been pretty momentous.

JENN Thank You. Last question for anyone receiving.

Dave If you guys, um, ask questions if you could use those mics, because otherwise I can, I can't hear. But we tested it earlier and it worked very well.

JENN Okay, I can repeat. Just let me know if you don't hear. You hear me? Sure.

Dave Oh, I can hear you great, uh, the mics on the tables work really well, too. Okay. Other people are there.

Viewer 10 I just wanted to follow up on the AUM question. I understand you may not be able to give exact numbers, but just directionally, you have a sense on how creations and redemptions went today?

Dave Yeah, it's not public information, so I can't comment on it.

JENN Other questions. We have to end on a different question than that. No.

Dave Sorry, Jenn

JENN No.

Telis Demos I think a lot of questions are probably related to that, right?

JENN Yeah.

Telis Demos You know, I think a lot of. Questions of what you would like. There's, you know, the way people are interpreting. Oh, because of the discount, you know, those are probably all only answerable when that information is public, right. Well, you know, was there, does the wider discount imply there was selling pressure? You know. Those are all questions that probably you can't really trust yet, right?

Dave Well, feel free to get a hold of Jenn. Uh, and she can throw out those questions to me when the information is public.

JENN Well, um, Dave congratulations on today.

Dave Um, so thanks a lot.

JENN To you and the whole ETF team. It was really fun to watch from afar. And I do have FOMO. Um, but, um, we're going to have to come up with your new one-line zinger around what your joke is going to be when you introduce yourself.

Dave Thanks so much, everybody. Appreciate your attention. Thanks for coming to the event. And, uh, you know, have, uh, have a great afternoon

JENN Thanks, Dave.

JENN Okay.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.